28 March 2013

National Grid announces new dividend policy and trading update

The Board of National Grid has agreed a new dividend policy to apply from 1st April 2013. The new policy will aim to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future.

In deciding on the new dividend policy, the Board of National Grid considered a number of important factors to stress test the sustainability of the targeted growth rate and the support for strong credit ratings. These included regulatory outcomes in the UK and the US, expectations of delivery under incentive based regimes and sensitivities related to general economic conditions, government policy and other fiscal measures.

Commenting on the new policy Steve Holliday, Chief Executive of National Grid said:

“I am pleased to confirm a new dividend policy which supports our long term ambition to target a secure dividend in real terms for our shareholders while enabling the Group to sustain the strong balance sheet needed to fund the business.”

Funding for the growth in the business will be sourced from retained equity and increases in net debt. The Board is confident that growth in assets, earnings and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders. Any dividend increases above inflation will need to be supported by sustained outperformance and to have no impact on long-term credit ratings.

Under this new policy, from the financial year ending March 2014, and for the foreseeable future, full year dividend growth would be not less than the increase in average RPI for the twelve months to March. For the year ending March 2014 the interim dividend is expected to be 14.49p, thereafter it is intended that the interim dividend be determined as 35% of the previous year’s full year dividend. National Grid expects to continue to offer a scrip dividend option.

The final dividend relating to the year 2012/13 is expected to be paid in August 2013 and the Board expects it to reflect the existing 4% growth policy.

Trading update

2012/13 is finishing well, with earnings forecast to be modestly ahead of National Grid’s previous expectations. In comparison to previous guidance, a strong UK Transmission business performance and lower net finance costs, now expected to be in line with last year despite increased net debt, should be broadly offset by additional expenses related to February’s US storm restoration work and continued system implementation costs. Earnings are expected to further benefit from a lower effective tax rate, in part as a result of a change in profit mix.

National Grid’s full year results will be published on 16 May 2013.

 CONTACTS

Investors

John Dawson              +44 20 7004 3170                   +44 7810 831944 (m)

Andy Mead                 +44 20 7004 3166                   +44 7752 890787 (m)

Tom Hull                   +44 20 7004 3172                   +44 7890 534833 (m)

Caroline Dawson       +44 20 7004 3169                   +44 7789 273241 (m)

Media

Chris Mostyn               +44 20 7004 3149                   +44 7774 827710 (m)

Brunswick

Tom Burns                 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the new RIIO approach and electricity market reform in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of ‘Superstorm’ Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.